UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                            FORM 12b-25
                    NOTIFICATION OF LATE FILING

  (Check One):

   Form 10-KSB     Form 20-F     Form 11-K     [ X ] Form 10-Q     Form N-SAR

   For Period Ended:         September 30, 1999
                     ----------------------------------------------------------
    Transition Report on Form 10-K              Transition Report on Form 10-Q
    Transition Report on Form 20-F              Transition Report on Form N-SAR
    Transition Report on Form 11-K
   For the Transition Period Ended:

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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                        PART I -- REGISTRANT INFORMATION


SPAR Group, Inc.
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Full Name of Registrant



PIA Merchandising Services, Inc.
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Former Name if Applicable



19900 MacArthur Blvd.
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Address of Principal Executive Office (Street and Number)



Irvine, CA  92612
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City, State and Zip Code

                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [a ] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         [ b] The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,  11-K or Form N-SAR, or portion  thereof,
 /x/ will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         [ c] The accountant's statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                                SEE ATTACHMENT A

                          PART IV -- OTHER INFORMATION

1. Name and telephone number of person to contact in regard to this notification

         Cathy L. Wood, Chief Financial Officer     949         474-3504
         --------------------------------------  ----------   -------------
            (Name)                              (Area Code)  (Telephone Number)


2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed?    If    answer    is   no,    identify    report(s)

                                                       Yes          No
                                                     ------------------------
                                                        X
                                                     ------------------------



3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in Yes No the subject report or portion thereof?

                                                       Yes          No
                                                     ------------------------
                                                       X
                                                     ------------------------


         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

                                SEE ATTACHMENT B

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                                SPAR Group, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.







Date  November 15, 1999                           By: /s/ Cathy L. Wood
---------------------------                         ---------------------------
                                                  Name:   Cathy L. Wood
                                                  Title:  Chief Financial
                                                          Officer

                                  ATTACHMENT A

                              PART III - NARRATIVE


The Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1999 could not be filed within the prescribed time period since the Registrant has not finalized all of its accounting matters in connection with the recent reverse merger of its subsidiary with SPAR Acquisition, Inc. As a result, the financial statements of the Registrant for the fiscal quarter ended September 30, 1999 and the notes thereto, have not yet been completed.

                                  ATTACHMENT B

                           PART IV - OTHER INFORMATION

The Registrant anticipates reporting that the results of operations for the fiscal quarter ended September 30, 1999 have substantially changed in comparison with the results of operations for the fiscal quarter ended September 30, 1998. The reverse merger between a subsidiary of SPAR Group, Inc. (f/k/a PIA Merchandising Services, Inc.) and SPAR Acquisition, Inc., consummated on July 8, 1999, has been accounted for as required under GAAP as a purchase by SPAR Acquisition, Inc. and its subsidiaries of PIA Merchandising, Inc. (SPAR Group, Inc. pre-merger) and its subsidiaries, with the books and records of the Registrant being adjusted to reflect the historical operating results of SPAR Acquisition, Inc. As a result, the quarter-to-quarter comparisons and nine-month period to nine-month period comparisons do not include any of the revenues and expenses of PIA Merchandising Services, Inc. (SPAR Group, Inc. pre-merger) prior to July 8, 1999 (including all of 1998), or any revenues or expenses of the business acquired by SPAR Performance Group, Inc., an indirect subsidiary of SPAR Group, Inc., prior to January 15, 1999 (including all of 1998), in the revenues and expenses of the SPAR Group prior to such dates.

For the third quarter, the Registrant anticipates reporting pro forma net income of $98,000, or $0.01 per pro forma diluted share, compared with pro forma net income of $1.3 million, or $0.10 per pro forma diluted share, in the 1998 third quarter. These results are based upon a 45 percent increase in the pro forma diluted weighted shares outstanding in the 1999 quarter. Revenues for the same period increased more than three fold to $36.4 million from $11.1 million a year ago.

For the nine months, the Registrant anticipates reporting pro forma net income of $1.1 million, or $0.08 per pro forma diluted share, compared with pro forma net income of $3.0 million, or $0.24 per pro forma diluted share, for the same prior-year period. These results are based upon a 14 percent increase in the pro forma diluted weighted shares outstanding for the nine months. Revenues for the nine months climbed more than two and a half times to $77.9 million from $30.1 million in the same period a year ago.

Consolidated figures for the third quarter include a non-cash, non-recurring provision for income tax for conversion of the prior SPAR Group companies from a subchapter S status to a C corporation.